FORM 11-K

☑	ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended May 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period From                      to
Commission file number: 1-14659
A. Full Title of Plan: 2008 Employee Stock Purchase Plan
B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
Wilmington Trust Corporation
Rodney Square North
1100 North Market Street
Wilmington, DE 19890-0001

1.	The 2008 Employee Stock Purchase Plan affords staff members the opportunity to acquire shares of Wilmington Trust Corporation’s stock.

2.	a.	The written consent of the independent registered public accounting firm with respect to the financial statements for the 2008 Employee Stock Purchase Plan is attached hereto as Exhibit 23.

	b.	The financial statements required to be filed for the 2008 Employee Stock Purchase Plan are attached hereto as Exhibit 99.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the following individuals, who administer the 2008 Employee Stock Purchase Plan, have signed this Form 11-K as of August 26, 2010.

/s/ William J. Farrell II	(SEAL)

William J. Farrell II,
Chairman

/s/ Gerard A. Chamberlain	(SEAL)

Gerard A. Chamberlain

/s/ I. Gail Howard	(SEAL)

I. Gail Howard

/s/ Kevyn N. Rakowski	(SEAL)

Kevyn N. Rakowski

EXHIBIT INDEX

Exhibit Number	Exhibit	Page Number

23	Consent of independent registered public accounting firm	5

99	Financial statements	7